Exhibit 99.1

Amaya Provides Update to 2015 Full-Year Financial Guidance

MONTREAL, Canada, January 21, 2016 – Amaya Inc. (NASDAQ: AYA; TSX: AYA) today provided an update to its 2015 full-year financial guidance as previously announced on November 10, 2015.

Amaya currently expects Revenues, Adjusted EBITDA, Pro Forma Adjusted Net Earnings and Pro Forma Adjusted Net Earnings per Diluted Share to each fall within the upper end of the previously announced guidance ranges, and Adjusted Net Leverage Ratio to fall within the lower end of the previously announced guidance range.

There were no material changes to the assumptions used to determine the previously announced guidance or the update provided in this release. Such update is based on unaudited expected results. All guidance ranges, except for Adjusted Net Leverage Ratio, which Amaya calculates in USD, are based on a guidance exchange rate of CAD1.26 = USD1.00. Adjusted EBITDA, Pro Forma Adjusted Net Earnings (including Pro Forma Adjusted Net Earnings) and Pro Forma Adjusted Net Earnings per Diluted Share, and Adjusted Net Leverage Ratio (including Adjusted Net Debt) are non-IFRS and non-U.S. GAAP measures.

Amaya anticipates providing details for its full-year 2015 earnings release and conference call and webcast in the near future.

About Amaya

Amaya is a leading provider of technology-based solutions, products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands have more than 97 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya has various gaming and gaming-related licenses or approvals throughout the world, including from the United Kingdom, Italy, France, Spain, Estonia, Belgium, Denmark, Bulgaria, Greece, Ireland, Romania, the Isle of Man, Malta, the State of Schleswig-Holstein in Germany, the Province of Quebec in Canada, and the State of New Jersey in the United States.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial expectations and projections. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although Amaya and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: the heavily regulated industry in which Amaya carries on business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory scheme; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within Amaya’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in Amaya’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact Amaya in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events. Other applicable risks and uncertainties include those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2014 and in its Management’s Discussion and Analysis for the period ended September 30, 2015, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS and Non-US GAAP Measures

This news release references non-IFRS and non-U.S. GAAP financial measures, specifically Adjusted EBITDA, Pro Forma Adjusted Net Earnings, Pro Forma Adjusted Net Earnings per Diluted Share and Adjusted Net Leverage Ratio. Amaya believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enables comparison of financial results between periods where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating its business. Although management believes these financial measures are important in evaluating Amaya, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for year-over-year comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on Amaya’s operating results. Amaya uses the following non-IFRS and non-U.S. GAAP measures in this release:

Adjusted EBITDA means net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs.

Pro Forma Adjusted Net Earnings means Adjusted Net Earnings that is pro forma as if the divestiture of the entire B2B business occurred at December 31, 2014. Adjusted Net Earnings means net earnings from continuing operations before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, stock-based compensation, foreign exchange, and other non-recurring costs. Adjusted Net Earnings per Diluted Share means Adjusted Net Earnings divided by Diluted Shares. Diluted Shares means Amaya’s common shares on a fully diluted basis, including options, warrants and convertible preferred shares, using a denominator of 208 million shares, which is the assumption used in Amaya’s full year 2015 guidance.

Adjusted Net Leverage Ratio means Adjusted Net Debt divided by Adjusted EBITDA. Adjusted Net Debt means total financial leverage minus cash (with cash including funds in excess of working capital requirements that Amaya currently expects to have set aside for the deferred payment that will be in Restricted Cash in Amaya’s audited consolidated financial statements for the year ended December 31, 2015) plus current investments less customer deposits liabilities, and after giving effect to the divestiture of the entire B2B business. This does not assume potential cash from the exercise of warrants with maturity dates extending beyond 2015.

For investor relations, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@amaya.com

For media inquiries, please contact:

Eric Hollreiser

Press@amaya.com